June 6, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention: Board of Directors

I am again writing this letter on behalf of myself and my fellow director and fellow ACFC stockholder Bhanu Choudhrie.

We are now just a few days away from the special meeting of stockholders and we took note of today’s press release announcing the proposed settlement of litigation and the ISS recommendation regarding the Bond Street proposal.  We trust that you will give equal publicity to the recommendation of Glass Lewis, which recommends that stockholders vote against the proposal.  And we again urge you to provide full and fair disclosure to ACFC stockholders regarding our recapitalization alternative and your rationale for continuing to support the Bond Street proposal.

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We believe Glass Lewis got it right.  We believe that if you took a thorough look at our recapitalization proposal, particularly in light of ACFC’s improved position and positive developments in the markets, you would agree with us and with Glass Lewis that ACFC’s best option now is reject the proposal and pursue a recapitalization as quickly as possible.

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Our interest rates have improved and so has our asset quality, with an improvement of approximately 40% over the past year, and we think these significant developments make the offered price – only about one-third of our book value – look even worse than when the deal was initially signed.

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We noted Mr. Frankland’s recent public remarks that the marking-to-market the company’s structured borrowings was resulting in a $10 negative impact to our book value.  But what he failed to tell stockholders is that most of the negative impact goes away on its own over the next three to four years, which would result in a $10 per share pick-up in book value.

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You still have yet to adequately address how a Board that holds so few ACFC shares can justify recommending such a low price knowing that so many stockholders purchased shares at higher prices.  Our Chairman owns no shares at all.  Our CEO purchased his shares at much lower prices, with those purchases coming shortly after ACFC announced it was pursuing strategic alternatives.  In addition to that conflict-of-interest, why has there been no disclosure of the hundreds of thousands of stockholder dollars you authorized to reimburse the CEO as he has attempted to defend those purchases?

For the reasons discussed here and in our past correspondence, we fully expect the Bond Street proposal to be voted down next Tuesday.  If you decide to continue to move forward with the proposal, once it becomes clear that it will not be approved at the meeting, we urge you to immediately declare the proposal not approved, demand Mr. Frankland’s immediate resignation as CEO and work with us to immediately embark on a capital-raising initiative, a search for a new CEO and a transition plan for a new board of directors.

Sincerely.
/s/ Jay S. Sidhu
Jay S. Sidhu

 cc:  Bhanu Choudhrie